Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. TO PRESENT AT

DEUTSCHE BANK SECURITIES INC. CONFERENCE

TORONTO, November 7, 2002 — Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) will participate in the Deutsche Bank Securities Inc. Hospitality and Gaming Conference in New York on November 12, 2002. William R. Fatt, FHR’s Chief Executive Officer, will present at approximately 8:30 a.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials at www.db.com/conferences/hospitality02. A replay of the presentation will be archived for 90 days. Links to the webcast and slide materials will also be available through FHR’s website, www.fairmont.com, under Investor Relations / Recent Events. The webcast will last for approximately 30 minutes.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s portfolio consists of 79 luxury and first class properties with approximately 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5 percent controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 39 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada’s largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 22 properties.

Contact:	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com

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